Mail Stop 4561

September 11, 2006

Mr. James A. Thomas
Chairman of the Board, President, and Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street
Sixth Floor
Los Angeles, California   90071

> **Re:** **Thomas Properties Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-50854**

Dear Mr. Thomas:

   We have reviewed your response letter dated August 25, 2006 and have the following additional comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 15 – Exhibits and Financial Statement Schedules

Note 3 – Unconsolidated/Uncombined Real Estate Entities, page 68

1. We note in your response that you do not believe that TPG/CalSTRS meets condition (ii) of paragraph 5(c) of FIN 46(R) since the venture's activities are conducted on behalf of both CalSTRS and your company. However, it appears to us that substantially all of the activities of the venture involve or are conducted on behalf of your company. The principal purpose of the venture is to conduct a

business that is uniquely complementary to your company's business. Furthermore, the venture does not have any employees, but rather all of the activities of the venture are outsourced to your company and performed by your employees for which you earn revenues. Please provide us with a more robust explanation of how you came to your conclusion regarding condition (ii) of paragraph 5(c) of FIN 46(R). Please also tell us the nature of the operations of CalSTRS in your response.

Note 13 – Commitments and Contingencies, page 84

2. We have read your response to comment 4. You note that the 2121 partnership refinanced its mortgage loan in 2003 and obtained market rate financing. You also state that no additional or subordinated financing was needed at that time. In this regard, it is unclear to us if the guarantees that you disclose on page 84 of your filing are still outstanding. Please clarify for us if the mortgage was refinanced without the existing guarantees or if the outstanding guarantees by you and the other general partner were necessary for the partnership to obtain the refinancing. If the guarantees were necessary, please expand your response regarding your evaluation of the 2121 partnership under paragraph 5(a) of FIN 46(R). It still appears to us that the need for guarantees to obtain refinancing indicates that the equity investments were not sufficient.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant